Exhibit 99.1

Knutsen Shuttle Tankers 13 AS Unaudited Financial Statements as of and for the six months ended June 30, 2013

Index to Knutsen Shuttle Tankers 13 AS Unaudited Financial Statements as of and for the six months ended June 30, 2013

Knutsen Shuttle Tankers 13 AS Unaudited Statement of Operations for the six months ended June 30, 2013	2
Knutsen Shuttle Tankers 13 AS Unaudited Balance Sheet as of June 30, 2013	3
Knutsen Shuttle Tankers 13 AS Unaudited Statement of Cash Flows for the six months ended June 30, 2013	4
Knutsen Shuttle Tankers 13 AS Notes to Unaudited Financial Statements as of and for the six months ended June 30, 2013	5

KNUTSEN SHUTTLE TANKERS 13 AS

Unaudited Statement of Operations

for the six months ended June 30, 2013

(In Norwegian Kroner, thousands)

Six Months Ended June 30, 2013
Operating income:
Operating income	50,958
Commission	(909)
Total operating income	50,049

Operating expenses:
Other operating expenses	5,380
Crew hire (note 13)	6,587
Administration (note 7)	1,526
Total operating expenses	13,493

Ordinary depreciation (note 4)	13,223

Operating income	23,333

Finance income (expense) :
Financial income (note 5)	41
Foreign exchange gain (loss)	(3,545)
Financial expenses (note 5)	(10,448)

Total finance income (expense)	(13,952)

Income before income taxes	9,381

Taxes (note 11)	—

Net income	9,381

Attributable to:

Other equity	9,381

Total	9,381

The accompanying notes are an integral part of the unaudited interim financial statements.

KNUTSEN SHUTTLE TANKERS 13 AS

Unaudited Balance Sheet

as of June 30, 2013

(In Norwegian Kroner, thousands)

June 30, 2013
Assets
Fixed assets:
Vessel (notes 4 and 8)	602,609
Total Fixed Assets	602,609

Current assets:
Inventories (note 12)	1,428
Other current receivables	523
Current receivables due from group companies (note 6)	2,440
Bank deposits (note 3)	16,421
Total Current Assets	20,812

Total Assets	623,421

Shareholders’ Equity and Liabilities

Equity
Share capital (notes 9 and 10)	200
Share premium	96,611
Additional paid-in capital	647
Total Capital Paid-In	97,458

Retained Earnings
Other equity (note 9)	9,381

Total Shareholders’ Equity	106,839

Long-term liabilities:
Liabilities to financial institutions (note 8)	506,782
Total Long-Term Liabilities	506,782

Current liabilities
Trade creditors	1,303
Accrued interests (note 8)	3,777
Current liabilities due to group companies (note 6)	2,527
Current liabilities due to associated companies (note 6)	571
Other current liabilities	1,622
Total Current Liabilities	9,800

Shareholders’ Equity and Liabilities	623,421

The accompanying notes are an integral part of the unaudited interim financial statements.

KNUTSEN SHUTTLE TANKERS 13 AS

Unaudited Statement of Cash Flows

for the six months ended June 30, 2013

(In Norwegian Kroner, thousands)

Six Months Ended June 30, 2013
Net cash flow from operations
Generated from operations:
Net income	9,381
Depreciation	13,223
Amortization loan expenses	1,209
Foreign exchange gain (loss) mortgage debt	455
Total generated from operation	24,268
Change in working capital	(13,180)
Net cash flow from operation	11,088

Net cash flow from investments
Investments in vessels and newbuildings	(289,871)
Net cash flow from investments	(289,871)

Net cash flow from financing activities
Proceeds from issuance of long-term debt	—
Loan expenses	(230)
Repayment of long-term debt	(11,467)
Net change in group loans	(25,688)
Net cash flow from financing	(37,385)

Net cash flow for the period	(316,168)
+Cash balance as of January 1, 2013	332,589

Cash balance at balance end of period	16,421

The accompanying notes are an integral part of the unaudited interim financial statements.

KNUTSEN SHUTTLE TANKERS 13 AS

NOTES TO UNAUDITED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2013

(In Norwegian Kroner, thousands, unless otherwise indicated)

1)	Accounting Principles

(a)	Basis of Preparation

The financial statements have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (“NGAAP”).

The interim financial statements have been prepared solely to meet the requirements of Rule 3-05 of U.S. Securities and Exchange Commission Regulation S-X and do not present prior period comparative financial information for the period ended June 30, 2012.

(b)	Current Assets/Current Liabilities

Fixed assets are intended for long-term ownership and use. Other assets are classified as current assets. Short-term liabilities are due within one year or tied to the operation of the vessel. Other liabilities are classified as long-term liabilities. Current assets are valued at the lower of cost and fair value. Short-term liabilities are recorded at nominal value at the time of entering into such liabilities.

(c)	Fixed Assets and Dry-Docking

Yard installments paid on newbuildings are gradually recorded as fixed assets as the installments are paid. All costs regarding construction supervision, construction financing (including building loan interest and provision of guarantees), and purchases beyond the yard contract regarding the individual contract are also registered.

Newbuilding contracts are valued in accordance with the lower value of capitalized value and fair value (including time charter contracts entered by the newbuilding), if the loss is not considered temporary.

The total cost of the vessel is capitalized at delivery and depreciated linearly over the expected lifetime. Dry-docking expenses are capitalized and depreciated over the period until the next dry-docking. This is in line with the depreciation plan of the vessel and takes into account that the vessel is classified to operate for an additional period.

Dry-docking is carried out every fifth year for vessels younger than 15 years, and every 2.5 years for vessels older than 15 years. In the case of a newbuilding, a portion of the total cost of the vessel equal to the dry-docking cost is capitalized. Actual expenses related to repair and maintenance of the vessel are expensed when the work is executed.

The fixed assets are valued according to the lowest of the depreciated value and the market value unless the fall in value is assumed to be temporary.

(d)	Income

The income from the charter party is in U.S. dollars (“USD”), and income is recorded in the statement of operations when actually earned.

(e)	Transactions in Foreign Currency

Income and expenditures in foreign currency are converted according to the exchange rate in effect at the time of the transaction. All current assets and current liabilities in foreign currency are registered at the rate of exchange as of June 30, 2013. Realized foreign exchange gain and loss are registered as financial items. The debt is valued at the historical rate, to the extent that the future net nominal income flow exceeds the borrowed amount. To the extent that long-term debt exceeds the net nominal income flow, the unrealized foreign exchange loss on the exceeding amount is recorded.

Realized and unrealized profit and loss on foreign exchange are recorded as financial income/expenses.

Principal exchange rates

(NOK per)		As of June 30, 2013	As of December 31, 2012	As of December 31, 2011	As of June 30, 2013	As of December 31, 2012	As of December 31, 2011
		Period ending rate			Weighted average period rate
1 U.S. Dollar	USD	6.0267	5.5912	6.0065	5.7275	5.8191	5.6079
1 Euro	EUR	7.8651	7.3756	7.7718	7.5212	7.4805	7.7974
1 Pound Sterling	GBP	9.1910	9.0399	9.2695	8.8384	9.2216	8.9864
100 Japanese Yen	JPY	6.0974	6.4946	7.7433	6.0024	7.3006	7.0374
100 Danish kroner	DKK	105.45	98.86	104.55	100.88	100.50	104.65

(f)	Interest-Bearing Loans and Borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recorded in the profit and loss over the period of the interest-bearing liabilities. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement. Gains and losses are recognized in the net profit and loss statement when the liabilities are devalued or depreciated, as well as through the amortization process.

(g)	Inventories

Inventories are valued according to the net realizable value principle.

(h)	Tax

The tax expense in the income statement includes both tax payable and changes in deferred tax. Deferred tax is calculated at 27% on the basis of temporary differences between accounting and tax values and tax loss carried forward at the year end. Knutsen Shuttle Tankers 13 AS (the “Company”) is taxed based on the shipping tax regime. This means that a company is not taxed on the basis of its operating income. Instead, a company is taxed based upon an annual tax of 28% on the company’s net financial income. Additionally, a company within the shipping tax regime pay a tonnage tax based on the size of the company’s operated vessels. Tonnage tax is classified as an operating expense. A company should meet certain requirements to be within the regime, such as ownership of only ships or shares in shipping companies and ownership of only certain types of financial assets.

(i)	Cash Flow Hedges

The effective portion of the gain or loss on the hedging instrument is not recorded, while any ineffective portion is recognized immediately in the statement of profit or loss as foreign exchange gain/loss.

(j)	Statement of Cash Flows

The statement of cash flows is presented using the indirect method of NGAAP. The liquidity balance is defined as the sum of cash, bank deposits and other short-term liquid deposits.

(k)	Going Concern

The financial statements have been prepared under the assumption of a going concern.

2)	Contracts

The Company has secured employment of the Carmen Knutsen with a five-year time charter contract that has three, one-year options to extend its term, with Repsol Sinopec Brasil, B.V. from delivery in the beginning of 2013. KNOT Management AS operates for the vessel as a manager on behalf of the Company in accordance with a management agreement.

3)	Bank Deposits

The Company does not have any restricted bank funds as of June 30, 2013.

4)	Fixed Assets

(In Norwegian Kroner, thousands)	Six Months Ended June 30, 2013
Vessel:
Historical value as of January 1, 2013	325,960
Accumulated depreciation as of January 1, 2013	—
Book value as of January 1, 2013	325,960
Additions	278,547
Less: Ordinary depreciation	12,090

Book value as of June 30, 2013	592,417

Dry-docking:
Capitalized dry-docking as of January 1, 2013	—
Additions	11,325
Less: Ordinary depreciation	1,133

Book value as of June 30, 2013	10,192

Total book value of vessel as of June 30, 2013	602,609

5)	Financial Income and Expenses

(In Norwegian Kroner, thousands)	Six Months Ended June 30, 2013
Financial income:
Interest income from group companies/related parties	40
Other interest income	1
Total financial income	41

Financial expenses:
Interest expenses	7,880
Other financial expenses	2,568
Total financial expenses	10,448

6)	Balances to Group Companies and Associated Companies

(In Norwegian Kroner, thousands)	Six Months Ended June 30, 2013
Short-term receivable due from group companies:
Knutsen Bøyelaster VIII KS	1
Knutsen NYK Offshore Tankers AS	2,439
Total	2,440

Current liabilities due to group companies:
Knutsen Bøyelaster III KS	6
Knutsen Shuttle Tankers 3 AS	8
KNOT Management AS	2,513
Total	2,527

Current liabilities due to associated companies:
Knutsen OAS Shipping AS	570
Knutsen OAS Crewing AS	1
Total	571

7)	Remuneration

The Company has not paid salary or any other remuneration, nor given any loan or guarantees, to the managing director, any leading person or board members during the six-month period ended June 30, 2013.

(In Norwegian Kroner, thousands)	Six Months Ended June 30, 2013
Audit	7
Tax advice	—
Other services besides audit	19
Total	26

8)	Mortgage Debt and Financial Instruments

(In thousands)	USD	Historical exchange rate	Exchange rate as of June 30, 2013	NOK
$93 million secured loan facility (the “Carmen Facility”)	91,063	5.6847	5.6847	517,663
Deferred debt issuance				(10,881)

Total				506,782

Current portion:
USD-loan	7,750			44,056
Deferred debt issuance				(2,418)

Total				41,638

The U.S. dollar (“USD”)/Norwegian Kroner (“NOK”) exchange rate as of June 30, 2013 was 6.0267.

Estimated outstanding debt after five years is $52 million. Future income flows from fixed contracts in USD exceed debt in USD. Therefore, no foreign exchange gains on USD-denominated debt on the basis of the exchange rate as of June 30, 2013 have to be recognized. The foreign exchange currency loss if recorded would have been NOK 31.1 million.

Security for the Carmen Facility is made through a first-priority mortgage in the vessel, assignment of income, pledged bank deposit, factoring agreement, pledge of shares in the Company and guarantees from the owner.

Book value of mortgaged assets is NOK 623 million.

The Company has aimed to reduce the market risk by entering financial contracts. The Company has entered long-term freight contracts in USD, with the intention of having income, vessel investment and loans in the same currency in order to minimize the effects of exchange rate fluctuations.

9)	Equity

(In Norwegian Kroner, thousands)	Share capital	Share Premium	Additional paid-in capital	Other equity	Total equity
Equity as of January 1, 2013	200	96,611	647	—	97,458
Net income for the six months ended June 30, 2013	—	—	—	9,381	9,381
Total equity as of June 30, 2013	200	96,611	647	9,381	106,839

Share capital consists of 100 shares at NOK 2,000 per share. The Company is a wholly owned subsidiary of Knutsen NYK Offshore Tankers AS. Financial statements for the group can be obtained at the Company’s registered office, Smedasundet 40, 5529 Haugesund.

10)	Shares Owned by Board Members and Affiliates

Trygve Seglem, Chairman, controls TS Shipping Invest AS, which owns 50 % of the parent company Knutsen NYK Offshore Tankers AS.

11)	Tax

The Company is taxed based on the shipping tax regime. This means that a company is not taxed on the basis of its operating income. Instead, a company is taxed based upon an annual tax of 28% on the company’s net financial income. Additionally, a company within the shipping tax regime pay a tonnage tax based on the size of the company’s operated vessels. Tonnage tax is classified as an operating expense. A company should meet certain requirements to be within the regime, such as ownership of only ships or shares in shipping companies and ownership of only certain types of financial assets.

Below is a specification of the temporary differences as of June 30, 2013:

(In Norwegian Kroner, thousands)	As of June 30, 2013	Change	As of January 1, 2013
Loss carried forward	(10,817)	(4,522)	(6,295)
Basis for deferred tax (benefit)	(10,817)	(4,522)	(6,295)
Deferred tax (benefit)	(2,921)	(1,158)	(1,763)

Deferred tax (benefit) booked	—	—	—

Taxable result shipping tax regime:

(In Norwegian Kroner, thousands)	As of June 30, 2013
Net financial items:	(13,952)
Non-deductible currency loss	2,571
Deductible building loan interest registered on vessel	—
Interest deduction	6,859

Taxable income before loss carried forward	(4,522)

Change in loss carried forward	(4,522)

Taxable income	—

Tax payable	—
Change in deferred tax	—
Tax expense	—

12)	Inventories

Inventories amounting to NOK 1,427,876 in 2013 refer to lube oil and stores as of June 30, 2013. Due to the fact that the Carmen Knutsen is contracted on a time charter, bunkers and bunkers stock are for the charterer’s account.

13)	Crew Hire

The Company has no employees and hires all of its crew from Knutsen OAS Shipping AS in accordance with a separate management agreement.

(In Norwegian Kroner, thousands)	June 30, 2013
Specification:
Salaries, etc.	4,920
Social Security fees	296
Other salary-related benefits	1,371
Total	6,587